November 15, 2010

Evan Jacobson
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Piedmont Office Realty Trust, Inc., Schedule TO-T filed November 4, 2010 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-80150

Dear Ms. Griffith:

Thank you for your letter dated November 9, 2010, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We have amended the Schedule TO-T to include MacKenzie Patterson Fuller, LP’s signature. I apologize that this was left off again.

2.
The Offer states that we will make a public announcement promptly as practicable.  Rule 14d-3(b)(1) states that an amendment to Schedule TO shall be filed promptly.  The Staff’s own guidance as to what constitutes “promptly” in the context of payment obligations, for example, acknowledges that practicality is relevant.  For example, we cannot file a final amendment immediately upon the termination of the offer, as we have explained to the staff in the past.  We do so as promptly as practicable.  We need to be sure that the information is as correct as possible as well as expediently filed.  We also state that “The Purchasers may also be required by applicable law to disseminate to Shareholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.”  I do not believe any revision is necessary.

3.
I thought we had resolved this comment back in 2005, but I will repeat my analysis again.  Reviewing the definition, it would appear that you are commenting that we should not define business day with respect to Pacific Time but should use Eastern Time.  Given that our Offer expires at midnight Pacific Time, it makes sense to define “business day” with respect to Pacific Time.  If we extend the Offer, we have to keep it open for another ten business days.  If we defined “business day” with respect to Eastern Time, we’d be extending the Offer from midnight Pacific Time to midnight Eastern Time 10 business days later, which would be less than 10 full business days.  Furthermore, the definition is modified with respect to announcements of extensions of the Offer such that the press release is issued by 9 a.m. Eastern Time.  Furthermore, the definitions in Rule 14d-1(g) apply “for the purposes of Sections 14(d) and 14(e) of the Act and Regulations 14D and 14E.”  There is nothing in Rule 14d-1 or anywhere else that I can see that requires bidders to define business day the same way that the rules do.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com